# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SANFILIPPO JOHN B & SON INC, CIK 0000880117
CUSIP: 800422107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1703 N. RANDALL ROAD, 1703 N. RANDALL ROAD, ELGIN, Illinois (IL), 60123-7820
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000314984-23-000034
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 5,123; shared voting power 959,548; sole dispositive power 5,123; shared dispositive power 959,548; aggregate amount beneficially owned 964,671 (10.7% of the class)
  Comment: This Amendment corrects an error in the ownership percentages previously reported, caused by a system misidentification of total shares outstanding across all equity classes. The corrected figures herein reflect accurate ownership as of March 31, 2025.
  
  Item 5, Item 7 and Item 9 - Thrivent Financial for Lutherans disclaims beneficial ownership of the 5,123 shares held in the Thrivent Financial Defined Benefit Plan Trust.
  
  Item 6, Item 8 and Item 9 - Represents 258,871 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 700,677 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
  
  Item 11 - The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ending December 26, 2024, as filed with the Securities and Exchange Commission on January 29, 2025, that there were 9,040,641 shares of John B Sanfilippo & Son Inc. Common Stock outstanding at January 23, 2025.

## Item 1. Issuer
Name of issuer: SANFILIPPO JOHN B & SON INC
Address of issuer's principal executive offices: 1703 N. RANDALL ROAD, 1703 N. RANDALL ROAD, ELGIN, ILLINOIS, 60123-7820.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, MN 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
964,671

Thrivent Financial for Lutherans disclaims beneficial ownership of the 5,123 shares held in the Thrivent Financial Defined Benefit Plan Trust.

Represents 258,871 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 700,677 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Percent of class:
10.670

The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ending December 26, 2024, as filed with the Securities and Exchange Commission on January 29, 2025, that there were 9,040,641 shares of John B Sanfilippo & Son Inc. Common Stock outstanding at January 23, 2025.
Sole power to vote or to direct the vote:
5,123

Thrivent Financial for Lutherans disclaims beneficial ownership of these shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to vote or to direct the vote:
959,548

Represents 258,871 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 700,677 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Sole power to dispose or to direct the disposition:
5,123

Thrivent Financial for Lutherans disclaims beneficial ownership of these shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to dispose or to direct the disposition:
959,548

Represents 258,871 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 700,677 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, Chief Financial Officer (07/14/2025)